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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CMT Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Monroe Street, Suite 2630
(No. and Street)

Chicago	**IL**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Feigel **312-930-9050**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Chad Feigel**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CMT Trading LLC** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
AMANDA B OLSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/13/21

Signature

CFO
Title

Sworn and subscribed to me on the

27 day of February , 2019

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) *Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.*
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) *Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated* Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

CMT TRADING LLC
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CMT Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CMT Trading, LLC as of December 31, 2018, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CMT Trading, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CMT Trading, LLC's management. Our responsibility is to express an opinion on CMT Trading, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CMT Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information, which is comprised of the Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1, Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3, and Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of CMT Trading, LLC's financial statements. The supplemental information is the responsibility of CMT Trading, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CMT Trading, LLC's auditor since 2014.



Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2019

CMT TRADING LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	368,840
Investment in equities, at fair value		24,592,900
Dividends receivable		6,278
Investments in associated partnerships		10,000
Other current assets		13,765
Fixed assets, at cost, less accumulated depreciation and amortization		224,282
TOTAL ASSETS		25,216,065
LIABILITIES AND MEMBER'S CAPITAL (NET ASSETS)		
LIABILITIES		
Securities sold, not yet purchased, at fair value		7,803,060
Futures contracts, at fair value		618,390
Dividends payable		6,055
Accrued liabilities		238,521
Due to related parties		146,111
Payable to brokers, dealers and clearing organizations		9,792,484
TOTAL LIABILITIES		18,604,621
MEMBER'S CAPITAL (NET ASSET VALUE):		
Member's capital (Net assets)		6,611,444
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	25,216,065

See notes to financial statements

CMT TRADING LLC
(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2018
(Expressed in U.S. dollars)

REVENUES		
Trading revenues	$	15,635,824
Dividend income		96,519
TOTAL REVENUES		15,732,343
EXPENSES		
Brokerage commissions and other fees		106,446
Execution and clearance fees		454,868
Employee compensation and benefits		1,172,007
Stock borrowing fees		599,329
Dividends paid		68,166
Interest expense		644,486
Professional fees		1,116,555
Communications and data processing		2,079,540
Regulatory fees and expenses		10,789
Depreciation		82,562
Other operating expenses		61,338
TOTAL EXPENSES		6,396,086
NET INCOME	$	9,336,257

See notes to financial statements

CMT TRADING LLC
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL (NET ASSETS)
FOR THE YEAR ENDING DECEMBER 31, 2018
(Expressed in U.S. dollars)

MEMBER'S CAPITAL (NET ASSETS) — DECEMBER 31, 2017	$	4,170,187
Increases in member's capital (net assets) resulting from capital activity:		
Capital deposits		9,205,000
Capital withdrawals		(16,100,000)
Net income		9,336,257
MEMBER'S CAPITAL (NET ASSETS) — DECEMBER 31, 2018	$	6,611,444

See notes to financial statements

CMT TRADING LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2018
(Expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	9,336,257
Adjustments to reconcile net income to net cash (used in) operating activities		
Depreciation and amortization		82,562
(Increase) decrease in operating assets		
Receivable from broker, dealers and clearing organizations		20,990,126
Financial instruments owned, at fair value		50,611,643
Dividends receivable		(5,694)
Other current assets		43,005
Financial instruments sold, not yet purchased, at fair value		(82,569,351)
Dividends payable		(13,875)
Accrued liabilities		68,277
Due to related parties		(1,176,946)
Payable to brokers, dealers and clearing organizations		9,384,810
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		6,750,814
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets		(62,197)
NET CASH (USED IN) INVESTING ACTIVITIES		(62,197)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		9,205,000
Capital withdrawals		(16,100,000)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(6,895,000)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$	(206,383)
Cash and cash equivalents - December 31, 2017	$	575,223
Cash and cash equivalents - December 31, 2018	$	368,840
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	1,585,043

See notes to financial statements

1. ORGANIZATION AND BUSINESS PURPOSE

CMT TRADING LLC (**"CMTT"**) was formed in September 2013 as a limited liability company in the state of Delaware and commenced trading operations in March 2014. CMTT trades financial instruments on U.S. exchanges as a registered broker-dealer on its own account and has no clients.

CMTT has service contracts in place with CMT US Holdings LLC (**"USH"**), a Delaware limited liability company that was founded in June 1997, and xCelor LLC (**"xCelor"**), a Delaware limited liability company founded in October 2007. USH performs all of CMTT's administrative services including tax, accounting, and record-keeping services. xCelor performs all information technology related functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records of CMTT are maintained in accordance with accounting principles generally accepted in the United States of America and are expressed in United States dollars. A summary of the significant accounting policies utilized by CMTT is as follows:

Cash and Cash Equivalents — Cash and cash equivalents include cash held in financial institutions.

Depreciation — Fixed assets are depreciated on a straight-line basis over their estimated useful lives.

Collateralized agreements and financings — Collateralized financing consist of the net cash and/or securities borrowed in the course of trading operations. Securities borrowed facilitate the securities settlement process and require the CMTT to deposit cash or other collateral in order to maintain a solvency agreed upon with the clearing broker.

Due to Broker — Due to broker includes certain amounts that are due to or from the clearing broker for various income or expense items such as interest, brokerage and miscellaneous fees, and cash and foreign currencies held by or borrowed from the clearing broker.

Interest and Dividend Income — Interest income is recorded on an accrual basis. Dividend is recorded on the ex-dividend date.

Foreign Exchange — Fund CMTT's financial statements are denominated in United States dollars. However, CMTT trades contracts in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the close of the last business day of the reporting period. Revenues and expenses denominated in other currencies are translated into U.S. dollars at the rates prevailing during the period. CMTT does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair value of investments held. Such fluctuations are included with net trading revenues on the statement of operations.

Brokerage Commissions — Brokerage commissions range from $0.0008 to $0.20 for each purchase and sale or sale and purchase (round turn) of a share of equity or future contract.

Income Taxes — Under current U.S legislation, there is no income, capital gains, or withholding tax, duty, or inheritance tax payable by CMTT. No provision has been made for federal or state income taxes as CMTT's income is taxable to members of CMTT based upon each member's pro-rata share of the profits.

CMTT's 2015-2018 tax returns remain open for examination by tax authorities and taxes associated with foreign tax jurisdictions remain subject to examination based on varying statutes of limitations. CMTT has not recorded a liability in connection with any uncertain tax positions and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements. CMTT has not been and is not currently under examination by the IRS or any other taxing authority.

Expenses — CMTT pays all periodic administrative expenses, including, without limitation, legal, accounting, auditing, and reporting expenses. Certain expenses shared with other entities through a service agreement with USH are paid by USH and then reimbursed by CMTT.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments — Security transactions are accounted for on a trade date basis. CMTT may sell a security it does not own in anticipation of a decline in the fair value of that security (selling short). When Fund CMTT sells a security short, it must borrow the security sold short and deliver it to the broker–dealer through which it made the transaction.

Derivative Financial Instruments — CMTT trades derivative financial instruments, which may include options, futures, forward and swap contracts, all of which are recorded at fair value at the reporting date. The fair value of derivative financial instruments at the reporting date generally reflects the amount that CMTT would receive or pay to terminate the position at the reporting date. All derivative financial instruments traded by CMTT are exchange traded.

Exchange traded derivative products (futures and options) are recorded at fair value which is based on exchange published closing prices as of the reporting date. Futures contracts are recorded on the trade date. The market value of futures contracts is based upon daily exchange settlement prices.

Valuation — Securities, including securities sold, not yet purchased, are valued at fair value on the last business day of the period as reported by the broker and verified by an independent pricing service at closing prices for securities traded on a principal exchange (U.S. or foreign).

Revenue Recognition — CMTT has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). CMTT considers revenue to be generated when they satisfy a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured. CMTT believes it has satisfied these performance obligations on 2018 recorded and recognized revenue.

3. FAIR VALUE MEASUREMENT

CMTT applies the provisions of the *Fair Value Measurements and Disclosures* Topic of the Financial Accounting Standards Board **("FASB")** Accounting Standards Codification **("ASC")** Topic 820 **("Topic 820")**. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Topic 820 establishes a fair value hierarchy based on the observability of market prices used to measure fair value. Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Topic 820 provides additional guidance on using the net asset value per share, provided by an investee, when estimating the fair value of an alternate investment that does not have a readily

determinable fair value and enhances the disclosures concerning these investments. Investment assets and liabilities reported at fair value are classified in one of the following categories:

Level 1. The values for securities classified as Level 1 are based on unadjusted quoted prices for identical securities in an active market. Since valuations are based on quoted prices that are readily-accessible at the measurement date, valuation for these securities does not entail a significant degree of judgment.

Level 2. The values for securities classified as Level 2 are based on quoted prices in non-active markets for which all significant inputs are observable either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3. The values for securities categorized as Level 3 are based on prices or valuation techniques that require inputs that are both significant to the fair value and unobservable. These inputs reflect Fund CMTT's own assumptions about the assumptions a market participant would use in pricing the security. Little if any market activity exists for Level 3 securities.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value. As required by Topic 820, at December 31, 2018, CMTT's portfolio investments were classified as follows, based on fair values:

	Level 1	Level 2	Level 3	Total
Assets				
Investment in equities, at fair value	$ 24,592,900	$ 0	$ 0	$ 24,592,900
Total	24,592,900	0	0	24,592,900
Liabilities				
Securities sold, not yet purchased, at fair value	7,803,060	0	0	7,803,060
Futures contracts, at fair value	618,390			618,390
Total	$ 8,421,450	$ 0	$ 0	$ 8,421,450

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk at December 31, 2018. Unrealized gains (losses) are presented on a gross basis, prior to the application of the impact of counterparty.

	Statement of Financial Condition Location	Fair Value
Liability Derivatives		
Futures contracts, at fair value	Futures contracts, at fair value	$ 618,390

For the year ending December 31, 2018 Fund CMTT's derivative contracts had the following impact on the statement of operations:

	Trading Revenues
Listed equity options	$ 6,135,085
Futures contracts, at fair value	$ (11,199,830)

4. CAPITAL REQUIREMENTS AND TRANSACTIONS

CMTT is subject to United States Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The rule requires that a market making firm maintain minimum capital of $1,500 for all stocks trading under $5 per share and $2,500 for all stocks over $5 per share for which the company is making markets. Under this rule and as of December 31, 2018, CMTT's "net capital" requirement was $107,500 and CMTT had net capital of $ 5,377,486.

The only member in CMTT is CMT Equity Holdings LLC (**"CMTEH"**). New Members may be admitted only with the written consent of the CMTEH and membership is not currently offered. CMTEH contributes capital to CMTT from time to time in connection with payment of fund expenses, funding investment opportunities, and maintenance of CMTT's regulatory minimum net capital requirement.

CMTEH is permitted to take redemptions from CMTT only to the extent the redemption exceeds the capital contributed in the previous twelve months, unless with the prior written approval of the NYSE ARCA (the "Exchange"). New capital contributions may not be withdrawn within twelve months, and no unsecured loan or advance may be made by CMTT to CMTEH or any employee of the CMTT due to required compliance with the Exchange rules and regulations as well as the SEC.

5. CONCENTRATIONS OF CREDIT RISK

CMTT utilizes a clearing broker for its trading. Margin requirements are satisfied by cash on deposit with the clearing broker in the trading accounts. In the event that the clearing broker becomes insolvent, recovery of segregated funds may be limited to a pro rata share of all customer-segregated funds available from the clearing broker. In such an instance, CMTT could incur losses to the extent that the recovered amount is less than the total cash and securities deposited by CMTT with the clearing broker. Such risk, however, is mitigated by the obligation of the financial institution to comply with U.S. Rules and regulations governing brokers and dealers.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments traded by CMTT include futures contracts whose values are based upon underlying assets and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. All derivatives traded by CMTT are exchange-traded. Exchange-traded derivatives are standardized and include futures and certain option contracts.

Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. CMTT uses derivative financial instruments in the normal course of its business to take trading positions and to manage exposure to loss due to interest rate, exchange rate and market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with CMTT's other trading activities. CMTT manages the risks associated with derivatives along with its activities in cash instruments within CMTT's overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is

directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. CMTT manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract, including the ability for brokers to deliver cash balances or securities or clear transaction on CMTT's behalf. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges on which the instruments are traded. CMTT reviews the credit quality of counterparties prior to entering into transactions with counterparties and regularly monitors credit exposure when there is a net asset position with that counterparty.

Derivative instruments are marked to market at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition as futures contracts, at fair value, prior to the exchange of the related cash flows. Included in the statement of operations for the year ended December 31, 2018 are realized and unrealized gains and losses associated with derivative financial instruments.

For the year ending December 31, 2018, CMTT traded:

Equity option contracts	127,085
Future contracts	54,184

7. SIGNIFICANT AGREEMENTS AND AFFILIATED TRANSACTIONS

Agreements are in place between CMTT and the related entities, USH and xCelor. These entities are under common control as they are owned primarily by the same members as CMTEH. Payments made to these affiliated parties include payments of $1,628,147 made to USH for administration, accounting, compliance, legal and payroll services as well as $852,907 was paid to xCelor for IT services as discussed in Note 1. At December 31, 2018, there is $131,907 outstanding relating to these services.

8. SUBSEQUENT EVENTS

CMTT has evaluated subsequent events through February 27, 2019, which is the date the financial statements were available to be issued. CMTT has deregistered as a market maker in all securities and ceased active trading as of this report date. No additional events have occurred from the date of the financial statements to February 27, 2019, which would require adjustments to or disclosure in the accompanying financial statements.

* * * * * *

SUPPLEMENTAL INFORMATION

CMT Trading LLC
Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
December 31, 2018

Computation of net capital				
Total member's equity			$	6,611,443
Deduct member's equity not allowable for Net Capital				-
Total member's equity qualified for net capital				6,611,443
Deductions and /or charges:				
Nonallowable assets:				
Other	$	274,611		
Furniture and equipment				(274,611)
Commodity futures contracts and spot commodities proprietary capital charges				-
Net capital before haircuts on securities positions				6,336,832
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	631,291		
Undue concentration		328,055		(959,346)
Net capital			$	5,377,486
Computation of basic capital requirement				
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)				107,500
Net capital in excess of net capital requirement			$	5,269,986
Computation of aggregate indebtedness				
Aggregate indebtedness			$	1,900,975
Ratio of aggregate indebtedness to net capital			%	35

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2018.

See Auditor's Report.

CMT Trading LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2018

The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

CMT Trading LLC
Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3
December 31, 2018

The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2018.

See Auditor's Report.

CMT TRADING, LLC
(A Delaware Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2018

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CMT Trading, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CMT Trading, LLC (the "Company") identified that it may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) The Company stated that the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions that the Company had no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934.



Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2019

CMT Trading LLC
500 West Monroe Street
Suite 2630
Chicago, IL 60661
Phone: (312) 930-9050

2018 Exemption Report

CMT Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

[signature]

CMT Trading LLC

I, Chad Feigel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO

Date: 2/27/19